                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                       -----------------------------------
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                   -----------------------------------------
                              (Amendment No.    )*
                              -------------------

                            Harvard Industries, Inc.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   000417434
                                   ---------
                                 (CUSIP Number)

                               Mr. William Austin
                                  212-446-1930
             Internationale Nederlanden (U.S.) Capital Corporation
                              135 East 57th Street
                            New York, New York 10022
                            ------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                             Walter W. Driver, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                            Atlanta, Georgia  30303

                                  July 2, 1996
                                  ------------
                         (Date of Event Which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  /   /



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Check the following box if a fee is being paid with the Statement.  / X /  (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)



                               Page 2 of 12 Pages

CUSIP NO. 000417434

1.    NAME OF REPORTING PERSON
      S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

             Internationale Nederlanden (U.S.) Capital Corporation

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /   /
                                                          (b)  / X /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

          WC


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                     /  /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

       NUMBER OF        7.  SOLE VOTING POWER         426,300
        SHARES
       BENEFICIALLY     8.  SHARED VOTING POWER        -0-
        OWNED BY
         EACH           9.  SOLE DISPOSITIVE POWER    426,300
       REPORTING
        PERSON
         WITH           10. SHARED DISPOSITIVE POWER   -0-



11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         426,300


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                     /  /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.1%



                             Page 3 of 12 Pages

14.   TYPE OF REPORTING PERSON*

          CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION




                               Page 4 of 12 Pages



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                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


Item 1. Security and Issuer

     The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of Harvard Industries, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 2502 North Rocky Point Drive, Suite 960, Tampa, Florida 33607.

Item 2. Identity and Background

     This statement is being filed by Internationale Nederlanden (U.S.) Capital Corporation, a Delaware corporation ("Holder"). Holder is engaged principally in the financial services business. The principal place of business and principal office of Holder is located at 135 East 57th Street, New York, New York 10022.

     Holder is a wholly owned subsidiary of Internationale Nederlanden (U.S.) Capital Holdings Corporation ("U.S. Holdings"), a holding company with subsidiaries engaged principally in the financial services business. U.S. Holdings is organized under the laws of the State of Delaware and its principal executive office is located at 135 East 57th Street, New York, New York 10022.

     U.S. Holdings is a wholly owned subsidiary of ING Bank N.V. ("INB"). INB is organized under the laws of The Netherlands. INB is engaged principally in the financial services business. INB has its principal executive offices at De Amesterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands.

     INB is a wholly owned subsidiary of ING Groep N.V. ("ING"), a holding company organized under the laws of The Netherlands with subsidiaries engaged principally in the financial services business. ING's principal executive office is located at Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

     Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each executive officer and director of (i) Holder, (ii) U.S. Holdings, (iii) INB and (iv) ING.




                               Page 5 of 12 Pages

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     During the last five years, none of (i) Holder, (ii) U.S. Holdings, (iii)
INB, (iv) ING and, (v) to the best knowledge of Holder, the persons identified in Schedule 1, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The funds used to purchase the Common Stock which is the subject of this report were derived from the working capital of the Holder.

Item 4. Purpose of Transaction.

     The subject shares of Common Stock directly or indirectly acquired have been acquired for investment purposes. Holder has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of
Schedule 13D. However, Holder reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending upon market conditions, an evaluation of the business and prospects of the Issuer and other factors, Holder or it affiliates may, in its sole discretion, purchase additional shares of Common Stock or dispose of the subject shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date on which this statement is executed, Holder beneficially owns 426,300 shares of Common Stock of the Issuer, constituting 6.1% of the Issuer's issued and outstanding shares of Common Stock, based upon an aggregate of 6,998,907 shares of Common Stock of the Issuer issued and outstanding as of May 15, 1996 (as disclosed on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on May 15, 1996). Except as described herein, none of (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING and (v) to the best knowledge of Holder, the persons identified in Schedule 1 hereto, presently beneficially own any Common Stock.

     (b) Holder will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the subject Common Stock.

     (c) Except as indicated herein, no transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Holdings, (iii) INB, (iv) ING or, (v) to the best knowledge of Holder, by any of the persons listed on
Schedule 1 hereto, during the 60 days preceding the date of this statement.




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     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be filed as Exhibits.

         None




                               Page 7 of 12 Pages

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 1996

                            INTERNATIONALE NEDERLANDEN (U.S.)
                            CAPITAL CORPORATION


                            By:/s/ William A. Austin
                               ---------------------------
                               Name:  William A. Austin
                               Title: General Counsel




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                                   SCHEDULE 1

     Set forth below is the name and position of each of the executive officers and directors of (i) Holder, (ii) U.S. Holdings, (iii) INB and (iv) ING.

     Except as otherwise indicated, the principal occupation of each person listed below is as a Senior Officer of Holder, U.S. Holdings, INB and/or ING, as the case may be. Unless otherwise indicated, each person listed below is a citizen of The Netherlands.

     The business address of each person at Holder and U.S. Holdings is 135 East 57th Street, New York, New York 10022. The business address of each person at INB is De Amsterdamse Poort, 1102 MG, Amsterdam Zuid - Oost, Postbus 1800, 1000 AV, Amsterdam, The Netherlands. The business address of each person at ING is Strawinskylaan 2631, Postbus 810, 1000 AV Amsterdam, The Netherlands.

             INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL CORPORATION

Executive Officers
- ------------------

Name                                Position
- ----                                --------

L.C. Grijns                         Chairman
H.D. Bartges                        President
 (U.S.)


Directors
- ---------

                                    Principal Occupation
Name                                (if other than as indicated above)
- ----                                ----------------------------------

L.C. Grijns                         Chairman
H.D. Bartges                        President
 (U.S.)
J.C. Gray                           Treasurer Senior Managing Director of Holder
 (U.S.)
Bart J. Staal





                               Page 9 of 12 Pages



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        INTERNATIONALE NEDERLANDEN (U.S.) CAPITAL HOLDINGS CORPORATION


Executive Officers
- ------------------

Name                                    Position
- ----                                    --------

L.C. Grijns                             Chairman
H.D. Bartges                            President
 (U.S.)


Directors
- ---------

                                 Principal Occupation
Name                             (if other than as indicated above)
- ----                             ----------------------------------

L.C. Grijns,
  Chairman
J.C. Gray
  (U.S.)
H.D. Bartges
  (U.S.)
H.H. Idzerda
C. Maas
Bart Staal


                                 ING BANK N.V.

Executive Officers
- ------------------

Name                     Position
- ----                     --------

G.J.A. van der Lugt      Chairman
J.H.M. Lindenbergh       Member
C. Maas                  Member
M. Minderhoud            Member




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Directors
- ---------
                       Principal Occupation
Name                   (if other than as indicated above)
- ----                   ----------------------------------


J. W. Berghuis         Vice Chairman, Executive Board, Koninklijke
                        Pakhoed N.V.
J. Kamminga            Chairman of the Board, MKB Nederland; director of
                        Makelaarskantoor J. Kamminga & Zonen B.V.
O.H.S. van Royen       Retired
G. Verhagen            Retired
P.F. van der Heijden


                                 ING GROUP N.V.

Executive Officers
- ------------------

Name                              Position
- ----                              --------

A.G. Jacobs                       Chairman
G.J.A. van der Lugt               Vice Chairman
J.H. Holsboer                     Member
H. Huizinga                       Member
E. Kist                           Member
J.H.M. Lindenbergh                Member
C. Maas                           Member
M. Minderhoud                     Member


Directors
- ---------
                           Principal Occupation
Name                       (if other than as indicated above)
- ----                       ----------------------------------

J.B. Erbe,               Retired
   Chairman
L.A.A. van den Berghe    Professor at Erasmus University of Rotterdam,
   (Belgium)             The Netherlands (Economics and management of
                           insurance companies)
J.W. Berghuis            Vice Chairman, Executive Board, Koninklijke
                           Pakhoed N.V.

J. Kamminga              Chairman of the Board, MKB Nederland; director
                           of Makelaarskantoor J. Kamminga & Zonen B.V.





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O.H.A. van Royen              Retired
J.J. van Rijn                 Retired
G. Verhagen                   Retired
 Vice Chairman
P.F. van der Heijden
M. Ververs                    Chairman of Executive Board, Wolters Kluwer N.V.
  Vice Chairman




                              Page 12 of 12 Pages